OAC 3/16/11

11020728

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., DC

SEC FILE NUMBER
8- 48744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCO Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia (617) 994-7582
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCO Investment Services Corp., as of February 28th, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Cuccia
Signature

CFO & SVP
Title

Susan C. Hixon 2/28/11
Notary Public

SUSAN C. HIXON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 25, 2017

CCO INVESTMENT SERVICES CORP.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed Pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

			Page
This report ** contains (check all applicable boxes):			
(x)		Independent Auditors' Report	1
(x)	(a)	Facing Page	
(x)	(b)	Statement of Financial Condition	2
(x)	(c)	Statement of Income	3
(x)	(d)	Statement of Changes in Stockholder's Equity	4
(x)	(e)	Statement of Cash Flows	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)	
(x)		Notes to Financial Statements	6-11
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	13
( )	(h)	Reconciliation of the Audited Computation of Net Capital and Unaudited Part IIA Computation Pursuant to Paragraph (D)(4) of Rule 17A-5 (not required)	
(x)	(i)	Computation for Determination of Reserve Requirements for Brokers-Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934	14
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (not applicable).	
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (not required)	
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)	
(x)	(1)	An Oath or Affirmation.	
(x)	(m)	A copy of the SIPC Supplemental Report (filed separately)	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)	15–16

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
CCO Investment Services Corp.

We have audited the accompanying statement of financial condition of CCO Investment Services Corp. (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2011

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(In thousands, except share figures)

ASSETS

Cash and cash equivalents	$ 16,913
Restricted cash — deposits with clearing organization	70
Commission receivable	4,753
Fees receivable	3,091
Due from affiliates	1,875
Net deferred tax asset	1,979
Furniture, equipment and software — net	973
Employee advances	9,016
Other assets	3,319
TOTAL	$ 41,989

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 568
Securities sold not yet purchased	391
Payable to insurance carriers	1,397
Accrued incentive compensation	7,482
Accrued expenses and other liabilities	3,304
Total liabilities	13,142
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 8,000 shares; issued and outstanding, 100 shares	
Additional paid-in capital	17,500
Retained earnings	11,347
Total stockholder's equity	28,847
TOTAL	$ 41,989

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

REVENUE:	
Commissions	$ 78,502
Fees	6,545
Insurance commission	5,345
Syndication fees	3,262
Total revenue	93,654
EXPENSES:	
Employee compensation and benefits	52,290
Services and management fee to Parent	14,665
Clearing fees	5,219
Occupancy and equipment	2,196
Other outside service fees	1,909
Travel and entertainment	819
Communications	486
Legal and audit	229
Other expenses	2,147
Total expenses	79,960
INCOME BEFORE INCOME TAXES	13,694
INCOME TAX	5,274
NET INCOME	$ 8,420

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2010	$	$ 17,500	$ 7,327	$ 24,827
Net income			8,420	8,420
Dividends to Parent			(4,400)	(4,400)
BALANCE — December 31, 2010	$	$ 17,500	$ 11,347	$ 28,847

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 8,420
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of employee advances	3,706
Depreciation and amortization on fixed assets	599
Deferred income taxes	(268)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(519)
Increase in fees receivable	(92)
Increase in due from affiliates	(771)
Increase in employee advances	(3,997)
Increase in other assets	(2,013)
Increase in due to affiliates	511
Increase in securities sold not yet purchased	391
Increase in payable to insurance carriers	110
Increase in accrued incentive compensation	2,420
Decrease in accrued expenses and other liabilities	(2,263)
Net cash provided by operating activities	6,234
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment, and software	(425)
Net cash used in investing activities	(425)
CASH FLOWS FROM FINANCING ACTIVITIES — Dividends paid to Parent	(4,400)
INCREASE IN CASH AND CASH EQUIVALENTS	1,409
CASH AND CASH EQUIVALENTS — Beginning of year	15,504
CASH AND CASH EQUIVALENTS — End of year	$ 16,913
SUPPLEMENTAL CASH FLOW DISCLOSURES — Income tax payments	$ 6,823

See notes to financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of RBS Citizens N.A. (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. (CFG). CFG is a wholly owned subsidiary of The Royal Bank of Scotland Group plc (RBSG). On December 1, 2008, the UK Government became the ultimate controlling party of RBSG. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation (NFS), an unrelated third party. The agreement between the Company and NFS provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFS on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements include the accounts of the Company and are prepared in conformity with accounting policies generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, fees receivable and contingencies.

Revenue Recognition — Commission income represents commissions received from sales of mutual fund units and fixed and variable annuities. The Company recognizes commission income on mutual fund shares at the time the mutual funds are sold. These mutual funds also have an asset-based fee (12b-1 fee) that is charged to the fund over a stated period. The Company recognizes 12b-1 fees when the fees are earned.

Insurance commission income represents commissions received from sales of various insurance products and is recognized when the insurance products are sold to customers.

The Company assesses fees to customers for IRA and inactivity fees, which are accrued in the period in which they are earned.

Syndication fees relate to referral fees received from RBS Securities Inc. , a division of RBSG, for services of introducing clients to underwritings of SEC registered securities and loans. Revenue is recognized when the transaction is closed.

Cash and Cash Equivalents — For the purposes of reporting cash flows, balances include cash and money market accounts with an average maturity of less than 90 days. At December 31, 2010, cash equivalents included $12,250 of money market mutual funds.

Deposits at Clearing Organization — Represents the cash account balance that is required to be maintained at NFS in connection with that organization's clearing services agreement.

Securities Sold Not Yet Purchased —Securities sold, not yet purchased are recorded at fair value, with related changes reflected in results of operations for the period.

Employee Advances — To recruit and retain financial consultants, the Company offers employee advances to financial consultants who meet specific criteria. Advances paid to financial consultants are charged to employee compensation and benefits on a straight line basis over a five year period. Should a financial consultant leave employment of the Company before the end of the fifth year of employment, the remaining balance of the advance would be repayable to the Company. The Company records a reserve for advances made to financial consultants who have left the Company prior to full amortization of the note. The reserve for uncollectible employee advances totaled $51 at December 31, 2010.

Fair Value of Financial Instruments — Certain financial assets and liabilities are measured at fair value on the Company's statement of financial condition. Fair value is defined as the exchange price that would be received for an asset or paid to transfer liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability either directly or indirectly for substantially the full term of the financial instrument.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Note 7 describes more information regarding fair value measurements.

3. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2010, the Company maintained $4,600 in demand deposit accounts with its Parent which are included in Cash and Cash Equivalents.

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to costs of the bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2010, the total fees incurred were $14,665, which were included in Services and management fee to Parent. In addition, $1,294 in occupancy charges were paid to the Parent.

The Company has a service agreement with RBS Securities Inc. for the purpose of providing referral services for introducing clients to underwritings of SEC registered securities offerings and loan products. In 2010, the Company received referral fees of $3,262 and incurred expenses of $539.

Employees of the Company are covered under the pension and postretirement benefit plans sponsored by CFG. For the year ended December 31, 2010, the expense charged to the Company for retirement benefits was approximately $511, which has been included as a component of employee compensation and benefits expense.

4. FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically three to ten years.

	Cost
Furniture	$ 737
Equipment	2,059
Software	3,801
	6,597
Less accumulated depreciation and amortization	(5,624)
Furniture, equipment, and software — net	$ 973

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2010, the Company had net capital of $4,868, which was in excess of the required net capital of $850 by $4,018. The Company's ratio of aggregate indebtedness to net capital was 2.62-to-1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to Section (k)(2)(ii) of that rule.

6. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal and states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2010, the amount payable to CFG was approximately $946, which is included in accrued expenses and other liabilities.

The Company uses an asset and liability (balance sheet) approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2010 are as follows:

	Cost
Current tax expense	$ 5,542
Deferred tax benefit	(268)
Total tax expense	$ 5,274

The effective income tax reconciliation for the year ended December 31, 2010 is as follows:

Tax at statutory rate	$ 4,792	35.00 %
State tax	467	3.41
Meals and entertainment	15	0.10
Total	$ 5,274	38.51 %

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2010 are as follows:

Deferred tax asset — accrued expenses	$ 2,092
Deferred tax liability — depreciation	(113)
Net deferred tax asset	$ 1,979

At December 31, 2010, the Company believes that the net deferred tax asset is realizable and has not recorded a valuation allowance.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service (IRS) and various states, and is presently under examination by the IRS for the years 2008 through 2009. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of December 31, 2010.

7. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the assets and liabilities. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2010:

Money market mutual funds – Fair value is determined based upon unadjusted quoted market prices and is a considered a Level 1 fair value measurement.

Securities sold not yet purchased – Fair value is determined by a third-party pricing service that determines fair value based on bid and ask prices and is considered a Level 2 fair value measurement.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Money market mutual funds	$ 12,250	$	$	$ 12,250
Liabilities:				
Securities sold not yet purchased:				
Corporate debt securities	$	$ 371	$	$ 371
Mutual funds	20			20
Total	$ 20	$ 371	$	$ 391

There were no transfers between Levels 1 and 2 during the year ended December 31, 2010.

8. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage activities to domestic customers. Revenues for these services are transaction based. The Company also receives revenues based on customers' asset values. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

9. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims and regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

10. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2010 through February 28, 2011, the date the financial statements were issued. The Company is not aware of any subsequent events which would require disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010
(In thousands)

	December 31, 2010
COMPUTATION OF NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 28,847
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Commissions and fees receivable	6,665
Due from affiliates	1,875
Furniture and equipment	973
Other assets	3,184
Employee advances	9,016
Net deferred tax asset	1,979
Total nonallowable assets	23,692
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	5,155
HAIRCUTS ON SECURITIES — Money market	(287)
NET CAPITAL	$ 4,868
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 850
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100
NET CAPITAL REQUIREMENT	$ 850
EXCESS NET CAPITAL	$ 4,018
COMPUTATION OF AGGREGATE INDEBTEDNESS	
AGGREGATE INDEBTEDNESS	$ 12,751
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	262 %

There are no material differences between the amounts presented above and the amounts included in the Company's corresponding unaudited FOCUS report filed on January 26, 2011.

CCO INVESTMENT SERVICES CORP.

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
CCO Investment Services Corp.

In planning and performing our audit of the financial statements of CCO Investment Services Corp. (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Board of Directors of
CCO Investment Services Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Citizens Financial Group and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCO Investment Services Corp.'s (the "Company") compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting that revenue was $62,615 higher on the Form SIPC-7 than the audited Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048744 FINRA DEC
CCO INVESTMENT SERVICES CORP 12*12
13TH FLR/MS-1310
28 STATE ST
BOSTON MA 02109-1775

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 109,878.36

B. Less payment made with SIPC-6 filed (exclude interest) (49,248.00)
7/23/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 60,630.36

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 60,630.36

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 60,630.36

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CCO Investment Services Corp.
(Name of Corporation, Partnership or other organization)

Gary Cuccia
(Authorized Signature)

Dated the 25 day of February, 2011.

CFO & SVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 93,785,916
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	49,834,571
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	49,834,571
2d. SIPC Net Operating Revenues	$ 43,951,345
2e. General Assessment @ .0025	$ 109,878.36

(to page 1, line 2.A.)

CCO Investment Services Corp

(A Wholly Owned Subsidiary of
Citizens Financial Group, Inc.)

Financial Statements as of and for the Year Ended December 31, 2010, Supplemental Schedules as of December 31, 2010, and Independent Auditors' Report